 A Form 51-102F3
MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Avino Silver & Gold Mines Ltd. (the “Company”)
400 – 455 Granville Street
Vancouver, British Columbia  V6C 1T1

Item 2  Date of Material Change

State the date of the material change.

December 22, 2010

Item 3  News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

December 22, 2010

The news release was released to the TSX Venture Exchange and through various other approved public media and was SEDAR filed with the British Columbia and Alberta.

Item 4  Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announces the closing of its non-brokered private placement offering (the “Offering”) of 2,700,000 units (the “Units”) for a gross proceeds of $5,130,000 as originally announced on December 10, 2010.

Item 5  Full Description of Material Change

5.1   Full Description of Material Change

The Company announces the closing of its non-brokered private placement offering (the “Offering”) of 2,700,000 units (the “Units”) for a gross proceeds of $5,130,000

Each Unit is comprised of one common share and one non-transferrable share purchase warrant (a “Warrant”).  Each Warrant entitles the holder to purchase one additional common share at a price of $2.50 with a term of three (3) years until December 22, 2013.  The common shares issued, and any common shares issued pursuant to the exercise of Warrant prior to April 23, 2011 will be restricted from trading until April 23, 2011.

The net proceeds of this Offering will be used to advance the Company’s San Gonzalo silver, gold, lead and zinc project at Durango, Mexico and general working capital requirements.

5.2   Disclosure for Restructuring Transactions

Not applicable

Item 6  Reliance on subsection 7.1(2) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7  Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

Not applicable.

Item 8  Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

To obtain further information, contact Mr. David Wolfin, President of the Company at (604) 682-3701.

Item 9  Date of Report

December 22, 2010